                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



          (Mark One):

     [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 1997.
                                     -----------------

                    OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
           For the transition period from __________ to _________


           Commission file number     1-10890
                                  ---------------



             HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                           (Full title of the Plan)



                       HORACE MANN EDUCATORS CORPORATION

               1 Horace Mann Plaza, Springfield, Illinois 62715
              Registrant's telephone number, including area code:
                               (217) 789 - 2500
                (Name, Address and Telephone Number of Issuer)

                             REQUIRED INFORMATION


Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan's fiscal years ended December 31, 1997 and 1996 are presented on pages 3 through 17.

                             Financial Statements
                          and Supplemental Schedules

                           Horace Mann Supplemental
                          Retirement and Savings Plan

                    Years ended December 31, 1997 and 1996
                      with Report of Independent Auditors

                           Horace Mann Supplemental
                          Retirement and Savings Plan

                             Financial Statements
                          and Supplemental Schedules


                    Years ended December 31, 1997 and 1996



                                   CONTENTS


Report of Independent Auditors............................................. 1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................ 2
Statements of Changes in Net Assets Available for Benefits................. 3
Notes to Financial Statements.............................................. 4


Supplemental Schedules

Assets Held for Investment.................................................10
Reportable Transactions (all other required schedules are not applicable)..11

                        Report of Independent Auditors

Pension Committee and The Board of Directors
Horace Mann Educators Corporation

We have audited the accompanying statements of net assets available for benefits of Horace Mann Supplemental Retirement and Savings Plan ("Plan") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


April 24, 1998
                                                         /s/ ERNST & YOUNG LLP

              Horace Mann Supplemental Retirement and Savings Plan

                Statements of Net Assets Available for Benefits


                                                           December 31
                                                        1997         1996
                                                     -------------------------

ASSETS

Separate Account - Horace Mann
Mutual Funds, at market value:
  Growth Fund (cost $24,565,768                      $27,898,008   $20,950,425
   in 1997, $18,849,476 in 1996)
  Balanced Fund (cost $13,861,976                     15,448,640    13,065,409
   in 1997, cost $11,815,332 in 1996)
  Small Cap Growth Fund (cost $2,041,076
   in 1997)                                            2,079,756            --
  Socially Responsible Fund (cost $722,477
   in 1997)                                              744,854            --
  International Equity Fund (cost $526,040
   in 1997)                                              508,207            --
  Income Fund (cost $317,515
   in 1997, $491,996 in 1996)                            318,120       481,674
  Short-Term Investment Fund (cost $63,391
   in 1997, $56,464 in 1996)                              61,843        55,327
                                                     -------------------------
   Total Separate Account -
     Horace Mann Mutual Funds                         47,059,428    34,552,835

Group annuity contract,
at contract value                                     37,158,317    38,666,126

Horace Mann Educators Corporation Common
   Stock, at market value (cost $3,864,843
    in 1997, $2,291,974 in 1996)                       6,866,985     3,721,647
                                                     -------------------------
                                 Total assets         91,084,730    76,940,608

LIABILITIES
       Withdrawals payable to participants             1,027,985       463,070
                                                     -------------------------
            Net assets available for benefits        $90,056,745   $76,477,538
                                                     =========================

See accompanying notes to financial statements.

              HORACE MANN SUPPLEMENTAL RETIREMENT & SAVINGS PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                               December 31, 1997

                                                                GROWTH        GROWTH       BALANCED      BALANCED
                                     1997          1996          FUND          FUND          FUND          FUND
                                     TOTAL         TOTAL         1997          1996          1997          1996
                                  -----------   -----------   -----------   -----------   -----------   -----------
Additions
Investment Income:
  Net realized and unrealized
   appreciation (depreciation)
   of investments                 $ 4,005,686   $ 2,638,306   $ 1,671,306   $ 1,273,395   $   658,649   $   560,022
  Interest                          2,667,364     2,696,366             -             -             -             -
  Dividends                         5,342,702     4,126,417     3,407,944     2,615,589     1,838,198     1,440,092
                                  ---------------------------------------------------------------------------------
                                   12,015,752     9,461,089     5,079,250     3,888,984     2,496,847     2,000,114

Contributions:
  Employer                          2,125,037     1,816,466       944,344       730,335       391,973       391,510
  Participants                      5,148,509     4,301,452     2,306,797     1,752,509       952,080       926,778
                                  ---------------------------------------------------------------------------------
      Total additions              19,289,298    15,579,007     8,330,391     6,371,828     3,840,900     3,318,402

Deductions
Withdrawals by participants        (5,710,091)   (4,541,444)   (1,149,657)     (957,513)   (1,039,407)     (602,860)
Interfund transfers                        (0)           (0)     (393,201)    2,032,914      (783,621)       53,938
                                  ---------------------------------------------------------------------------------
Net increase (decrease)            13,579,207    11,037,563     6,787,533     7,447,229     2,017,872     2,769,480

Net assets available for
 benefits
Beginning of year                  76,477,538    65,439,975   $20,845,901   $13,398,672   $12,952,173   $10,182,693
                                  ---------------------------------------------------------------------------------
End of year                       $90,056,745   $76,477,538   $27,633,434   $20,845,901   $14,970,045   $12,952,173
                                  ---------------------------------------------------------------------------------
                                       F             F             F             F             F             F

                                   SMALL CAP     SMALL CAP     SOCIALLY      SOCIALLY
                                    GROWTH        GROWTH      RESPONSIBLE   RESPONSIBLE
                                     FUND          FUND          FUND          FUND
                                     1997          1996          1997          1996
                                  -----------   -----------   -----------   -----------
Additions
Investment Income:
  Net realized and unrealized
   appreciation (depreciation)
   of investments                 $    38,869   $         -   $    22,507   $         -
  Interest                                  -             -             -             -
  Dividends                                 -             -        12,243             -
                                  -----------------------------------------------------
                                       38,869             -        34,750             -

Contributions:
  Employer                             58,109             -        24,862             -
  Participants                        141,985             -        59,197             -
                                  -----------------------------------------------------
      Total additions                 238,963             -       118,809             -

Deductions
Withdrawals by participants           (12,418)            -       (10,949)            -
Interfund transfers                 1,845,863             -       628,745             -
                                  -----------------------------------------------------
Net increase (decrease)             2,072,408             -       736,605             -

Net assets available for
 benefits
Beginning of year                           -             -             -             -
                                  -----------------------------------------------------
End of year                       $ 2,072,408   $         -   $   736,605   $         -
                                  -----------------------------------------------------
                                        F                            F

                                  INTERNATIONAL INTERNATIONAL
                                     EQUITY        EQUITY       INCOME        INCOME      SHORT-TERM    SHORT-TERM
                                      FUND          FUND         FUND          FUND          FUND          FUND
                                      1997          1996         1997          1996          1997          1996
                                  ------------- ------------- -----------   -----------   -----------   -----------
Additions
Investment Income:
  Net realized and unrealized
   appreciation (depreciation)
   of investments                    ($23,352)            -   $    14,872   $   (10,709)  $      (259)  $       738
  Interest                                 --             -             -             -             -             -
  Dividends                             3,968             -        20,181        28,025         3,193         2,402
                                  ---------------------------------------------------------------------------------
                                      (19,384)            -        35,053        17,316         2,934         3,140

Contributions:
  Employer                             28,134             -        14,920        18,524         4,822         6,532
  Participants                         70,363             -        36,297        44,004        11,195        16,064
                                  ---------------------------------------------------------------------------------
      Total additions                  79,113             -        86,270        79,844        18,951        25,736

Deductions
Withdrawals by participants            (1,079)            -       (27,124)      (20,950)       (9,345)       (1,441)
Interfund transfers                   430,123             -      (218,438)       19,154        (3,089)      (14,594)
                                  ---------------------------------------------------------------------------------
      Net increase (decrease)         508,157             -      (159,292)       78,048         6,517         9,701

Net assets available for
 benefits
Beginning of year                          --             -   $   477,411   $   399,363   $    55,326   $    45,625
                                  ---------------------------------------------------------------------------------
End of year                       $   508,157   $         -   $   318,119   $   477,411   $    61,843   $    55,326
                                  =================================================================================

                                     FIXED         FIXED        STOCK         STOCK
                                     FUND          FUND          FUND          FUND
                                     1997          1996          1997          1996
                                  -----------   -----------   ----------    ----------
Additions
Investment Income:
  Net realized and unrealized
   appreciation (depreciation)
   of investments                 $         -   $         -   $1,623,094    $  814,860
  Interest                          2,667,165     2,696,255          199           111
  Dividends                                 -             -       56,975        40,309
                                  ----------------------------------------------------
                                    2,667,165     2,696,255    1,680,268       855,280

Contributions:
  Employer                            478,285       543,806      179,588       125,759
  Participants                      1,136,862     1,265,304      433,733       296,793
                                  ----------------------------------------------------
      Total additions               4,282,312     4,505,365    2,293,589     1,277,832

Deductions
Withdrawals by participants        (3,109,941)   (2,794,816)    (350,171)     (163,864)
Interfund transfers                (2,618,277)   (1,570,864)   1,111,895      (520,548)
                                  ----------------------------------------------------
      Net increase (decrease)      (1,445,906)      139,685    3,055,313       593,420

Net assets available for
 benefits
Beginning of year                 $38,444,325   $38,304,640   $3,702,402    $3,108,982
                                  ----------------------------------------------------
End of year                       $36,998,419   $38,444,325   $6,757,715    $3,702,402
                                  ====================================================

             Horace Mann Supplemental Retirement and Savings Plan

                         Notes to Financial Statements

                               December 31, 1997

1. GENERAL PLAN INFORMATION

DESCRIPTION OF THE PLAN

The Horace Mann Supplemental Retirement and Savings Plan (the Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC; HMSC and HMEC collectively referred to as the Company). The following brief description of the Plan is provided for general information purposes. Readers should refer to the actual Plan Document or the employee Summary Plan Description entitled Your Horace Mann Benefits Program for additional information.

The Plan is a voluntary defined contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS AND VESTING

Participating employees may contribute up to 10% of eligible compensation, including salary, overtime, commissions and certain incentive bonuses on a before-tax basis to one or more of nine available investment funds.

The Company contributes an amount equal to 50% of the first 6% of eligible compensation contributed by participating employees. Employer contributions and earnings thereon are 20% vested for each year of service, with full vesting occurring after 5 years of service. In addition, employer contributions generally become fully vested in the event of disability or death. Forfeitures of nonvested employer contributions serve to reduce future Company matching contributions. Participant contributions and earnings thereon are fully vested at all times.

In accordance with the Omnibus Budget Reconciliation Act of 1993, eligible compensation for purposes of contributions was limited to $160,000 in 1997 and $150,000 in 1996. Highly compensated employees are limited to 6% participant contributions and 3% Company matching contributions.

               Horace Mann Supplemental Retirement Savings Plan

1.  GENERAL PLAN INFORMATION (CONTINUED)

PARTICIPANT ACCOUNTS AND BENEFITS

Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan investment earnings. The benefit to which a given participant is entitled is the benefit that can be provided from that participant's vested account. A participant subaccount is maintained in each of the investment funds in which a participant chooses to invest. There were 2,161 and 1,982 participants at December 31, 1997 and 1996, respectively. At December 31, 1997 and 1996, the number of participants' subaccounts in the respective investment funds were as follows:

                                         1997               1996

Separate Account - Horace
Mann Mutual Funds:
  Growth Fund                            1,750             1,487
  Balanced Fund                          1,149             1,075
  Small Cap Growth Fund                    434                 -
  Socially Responsible Fund                229                 -
  International Equity Fund                210                 -
  Income Fund                              144               159
  Short-Term Investment Fund                55                56

Fixed Fund                               1,289             1,408

HMEC Common Stock Fund                     848               558

TRANSFERS AND WITHDRAWALS

Participants may transfer all or a portion of their account balance between the various investment funds on a monthly basis. Participant withdrawals (as allowed under the Plan) are permitted on a monthly basis.

TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in the Company's matching contributions and related investment earnings.

               Horace Mann Supplemental Retirement Savings Plan

2.  INVESTMENTS

TRUST AGREEMENT

All plan assets are held in trust by American National Bank and Trust Company of Chicago, pursuant to a trust agreement. The assets of the Plan are deposited in participant-directed investments: any of seven Horace Mann Mutual Fund options available within the HMLIC Separate Account, a group annuity contract with Horace Mann Life Insurance Company (HMLIC, a subsidiary of HMEC), or an HMEC Common Stock Fund.

SEPARATE ACCOUNT - HORACE MANN MUTUAL FUNDS

A separate account has been established by HMLIC for the purpose of separately investing Plan assets in one or more of seven mutual funds, Growth Fund, Balanced Fund, Small Cap Growth Fund, Socially Responsible Fund, International Equity Fund, Income Fund, and Short-Term Investment Fund, collectively the Horace Mann Funds. Three of these mutual funds, the Small Cap Growth Fund, Socially Responsible Fund, and International Equity Fund, were added in 1997.

The investment in the separate account is stated at market value. The investments of the underlying mutual funds are primarily common stocks, U.S. Government and corporate bonds and short-term commercial paper. The common stocks and bonds are presented at market value, based on quoted market prices, and the short-term commercial paper is presented at cost, which approximates market value.

               Horace Mann Supplemental Retirement Savings Plan

2.  INVESTMENTS (CONTINUED)


The units owned by the Plan through its investment in the separate account and unit values of each of the Separate Account - Horace Mann Mutual Funds at December 31, 1997 and 1996 were as follows:


SEPARATE ACCOUNT - HORACE                        1997                       1996
                                     -----------------------------------------------------
MANN MUTUAL FUNDS                    UNITS OWNED     UNIT VALUE  UNITS OWNED    UNIT VALUE
------------------------------------------------------------------------------------------

Growth Fund                           1,087,218        $25.66       881,752        $23.76
Balanced Fund                           779,447         19.82       689,831         18.94
Small Cap Growth Fund                   177,757         11.70             -             -
Socially Responsible Fund                61,558         12.10             -             -
International Equity Fund                49,485         10.27             -             -
Income Fund                              24,471         13.00        37,957         12.69
Short-Term Investment Fund                6,191          9.99         5,516         10.03

Total annual  returns for each of the Horace Mann
 Mutual Funds were as follows:

                                                         ANNUAL INVESTMENT RETURNS
                                      -------------------------------------------------------------
SEPARATE ACCOUNT - HORACE                    ONE YEAR              PERIODS ENDED DECEMBER 31, 1997
                                      -------------------------------------------------------------
MANN MUTUAL FUNDS                       1997          1996               5 YEARS      10 YEARS
---------------------------------------------------------------------------------------------------
Growth Fund                            23.45%        25.28%               19.80%       16.66%
Balanced Fund                          19.03         18.27                15.35         14.14
Small Cap
 Growth Fund                           21.36             -                    -             -
Socially Responsible
 Fund                                  27.60             -                    -             -
International Equity
 Fund                                   3.34             -                    -             -
Income Fund                             9.42          3.50                 6.57          8.51
Short-Term
 Investment Fund                        5.09          5.02                 4.33          5.37


               Horace Mann Supplemental Retirement Savings Plan

2.  INVESTMENTS (CONTINUED)

The composition of the underlying investments in each of the Separate Account - Horace Mann Mutual Funds at December 31, 1997 and 1996 was as follows:


                                                        1997     1996
                                                      -----------------

Growth Fund:
  Common and preferred stock                              97%    96%
  Cash and short-term investments                          3      4

Balanced Fund:
  Common and preferred stock                              62%    69%
  U.S. and foreign government and agency obligations      25     23
  U.S. and foreign corporate bonds/notes                  12      7
  Cash and short-term investments                          1      1

Small Cap Growth Fund:
  Common Stock                                            90%   ---%
  Cash and short-term investments                         10    ---

Socially Responsible Fund:
  Common and preferred stock                              97%   ---%
  Cash and short-term investment                           2    ---
  Convertible Securities                                   1    ---

International Equity Fund:
  Common and preferred stock                              90%   ---%
  Cash and short-term investments                         10    ---

Income Fund:
  U.S. and foreign government and agency obligations      61%    68%
  U.S. and foreign corporate bonds/notes                  32     30
  Cash and short-term investments                          3      2
  Municipal Bonds                                          4    ---

Short-Term Investment Fund:
  U.S. and foreign government and agency obligations     100%    99%
  Cash and short-term investments                        ---      1

               Horace Mann Supplemental Retirement Savings Plan

GROUP ANNUITY CONTRACT

Plan participants may invest in a fixed interest rate group annuity contract with HMLIC (Fixed Fund). Plan assets invested in this contract are guaranteed by HMLIC and, as a result, are presented in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants. The market value of the group annuity contract is approximately equal to contract value.

The actual credited interest rate on the group annuity contract was 7.25% for the years ended December 31, 1997 and 1996.

The minimum guaranteed annual interest rate per the group annuity contract is 4.5%. The actual credited interest rate may be reset by HMLIC with 30 days advance notice, but is generally changed once at the beginning of each Plan year. Beginning January 1, 1998, the actual crediting rate was reduced to 7.00%.

HMEC COMMON STOCK FUND

The Plan's HMEC Common Stock Fund at December 31, 1997 and 1996 consisted of a pooled investment in 241,472 shares and 184,354 shares (adjusted for November, 1997 stock split), respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. This investment is presented in the financial statements at market value of $28.44 and $20.19 per share (adjusted for November 1997 stock split), respectively.

Total annual returns for investments in the HMEC Common Stock Fund were as follows:

                              ANNUAL INVESTMENT RETURNS
                         ------------------------------------
                             1 YEAR
                         ----------------     SINCE INCEPTION
                          1997   1996         (NOVEMBER 1991)
                         ------------------------------------
                          42.5%   30.9%          22.0%

               Horace Mann Supplemental Retirement Savings Plan

3.  ADMINISTRATIVE EXPENSES

The Company pays all administrative costs for the operation of the Plan and related trust, which consist primarily of trustee, audit and legal fees. The investment results of the separate account are net of investment and operating expenses charged by HMLIC and the Separate Account -Horace Mann Mutual Funds. Minimal brokerage and commission fees for the purchase of HMEC common stock are paid directly by the Trustee from the HMEC Common Stock Fund.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service that the Plan has met the provisions of the Internal Revenue Code (the Code) as being exempt from federal income tax.

The Plan is organized in accordance with section 401(k) of the Code. Participants are not subject to federal income tax on amounts contributed to the Plan or on earnings attributable to such contributions until such time as these amounts are either distributed to or withdrawn by the participants.

                            Supplemental Schedules

             Horace Mann Supplemental Retirement and Savings Plan

                          Assets Held for Investment

                               December 31, 1997



 Number
of Shares                                                        Contract or
or Units                  Name                         Cost      Market Value
-----------------------------------------------------------------------------
             Separate Account - Horace
             Mann Mutual Funds:
1,087,218     Growth Fund                           $24,565,768   $27,898,008
  779,447     Balanced Fund                          13,861,976    15,448,640
  177,757     Small Cap Growth Fund                   2,041,076     2,079,756
   61,558     Socially Responsible Fund                 722,477       744,854
   49,485     International Equity Fund                 526,040       508,207
   24,471     Income Fund                               317,515       318,120
    6,191     Short-Term Investment Fund                 63,391        61,843
                                                    -------------------------

             Total Separate Account - Horace
              Mann Mutual Funds                      42,098,243    47,059,428

      N/A    HMLIC Group Annuity Contract            37,158,317    37,158,317

  241,472    Horace Mann Educators
              Corporation Common Stock                3,864,843     6,866,985
                                                    -------------------------

                                                    $83,121,403   $91,084,730
                                                    =========================

              Horace Mann Supplemental Retirement and Savings Plan
                            Reportable Transactions

                          Year Ended December 31, 1997



                                                                Purchase       Selling    Number of       Cost of
Identity of Party Involved    Description of Asset               Price          Price    Transactions      Asset       Net Gain
----------------------------------------------------------------------------------------------------------------------------------
Horace Mann Life Insurance
Company Separate Account      Horace Mann Mutual Funds:
                                Growth Fund(1)                 $7,433,895              -       34        $7,433,895            -
                                                                        -     $2,157,618       20         1,717,603    $ 440,015

                                Balanced Fund(1)                3,452,983              -       35         3,452,983            -
                                                                        -      1,728,401       20         1,406,339      322,062

                                Small Cap Growth Fund(1)        2,045,957              -       28         2,045,957            -
                                                                        -          5,070        5             4,881          189

                                Socially Responsible Fund(1)      725,047              -       22           725,047            -
                                                                        -          2,700        4             2,570          130

                                International Equity Fund(1)      646,482              -       26           646,482            -
                                                                        -        114,923        2           120,442       (5,519)

                                Income Fund(1)                    120,453              -       29           120,453            -
                                                                        -        298,879       19           294,934        3,945

                                Short-Term Investment Fund(1)      32,644              -       27            32,644            -
                                                                        -         25,869       18            25,717          152

Horace Mann Life Insurance      Group Annuity Contract(1)       4,792,884              -       54         4,792,884            -
Company                                                                 -      6,300,693       27         6,300,693            -

Horace Mann Educators           Common Stock(1)                 1,638,101                      21         1,638,101            -
Common Stock Fund                                                       -        115,857        4            65,232       50,625


(1) Party-in-interest investment which is not a prohibited investment under ERISA rules and regulations.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date 29 June 1998           HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
     ------------

                            /s/ Kathryn E. Karr
                            --------------------
                            Kathryn E. Karr
                            Plan Administrator
                            Secretary Employee Benefits
                                 Administration

                                   EXHIBITS


23.  Consent of Independent Auditors

                                       19